Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Results of the Sibanye-Stillwater 2026 Annual General Meeting

Johannesburg, 29 May 2026: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) advises shareholders that all resolutions were passed by the requisite majority at the Group's Annual General Meeting (AGM), held by electronic communication and electronic platforms at 14:00 (CAT) on 28 May 2026.

The number of shares voted in person or by proxy was 2,421,927,026, representing 85.56% of Sibanye-Stillwater's 2,830,567,264 total ordinary shares in issue. The resolutions proposed at the AGM and the percentage of shares voted for and against each resolution, as well as those that abstained, are set out below:

Resolution	% of votes for the resolution (1)	% of votes against the resolution (1)	Number of shares voted	% of Shares voted (2)	% of Shares abstained (2)
Ordinary Resolution Number 1: Appointment of Auditors and Individual Auditor	99.95%	0.05%	2,419,526,412	85.48%	0.08%
Ordinary Resolution Number 2: Election of a director: LE Mthimunye	99.28%	0.72%	2,419,604,472	85.48%	0.08%
Ordinary Resolution Number 3: Re-election of a director: C Keyter	99.29%	0.71%	2,419,712,480	85.49%	0.08%
Ordinary Resolution Number 4: Re-election of a director: RP Menell	95.76%	4.24%	2,419,668,008	85.48%	0.08%

Ordinary Resolution Number 5: Re-election of a director: JS Vilakazi	95.73%	4.27%	2,419,703,720	85.48%	0.08%
Ordinary Resolution Number 6: Re-election of a director: TV Maphai	93.46%	6.54%	2,418,249,439	85.43%	0.13%
Ordinary Resolution Number 7.1: Election of Chair and a member of the Audit and Risk Committee: TM Nombembe	99.65%	0.35%	2,419,499,732	85.48%	0.09%
Ordinary Resolution Number 7.2: Re-election of a member of the Audit and Risk Committee: SV Zilwa	99.69%	0.31%	2,419,517,140	85.48%	0.09%
Ordinary Resolution Number 7.3: Election of a member of the Audit and Risk Committee: HJR Kenyon-Slaney	98.81%	1.19%	2,419,543,376	85.48%	0.08%
Ordinary Resolution Number 7.4: Election of a member of the Audit and Risk Committee: LE Mthimunye	99.31%	0.69%	2,419,472,356	85.48%	0.09%
Ordinary Resolution Number 7.5: Election of a member of the Audit and Risk Committee: PJ Hancock	99.65%	0.35%	2,419,504,420	85.48%	0.09%
Ordinary Resolution Number 7.6: Election of a member of the Audit and Risk Committee: PFM Boisseau	90.80%	9.20%	2,419,555,796	85.48%	0.08%
Ordinary Resolution Number 8.1: Election of Chair and re-election of member of the SESC: EJ Dorward-King	99.67%	0.33%	2,419,626,436	85.48%	0.08%
Ordinary Resolution Number 8.2: Election of a member of the SESC: SV Zilwa	99.69%	0.31%	2,419,473,208	85.48%	0.09%
Ordinary Resolution Number 8.3: Re-election of a member of the SESC: TV Maphai	98.87%	1.13%	2,419,539,180	85.48%	0.08%
Ordinary Resolution Number 8.4: Election of a member of the SESC: PFM Boisseau	91.89%	8.11%	2,419,463,484	85.48%	0.09%
Ordinary Resolution Number 8.5: Election of a member of the SESC: JS Vilakazi	97.05%	2.95%	2,419,601,196	85.48%	0.08%

Ordinary Resolution Number 8.6: Re-election of a member of the SESC: KA Rayner	89.06%	10.94%	2,419,641,412	85.48%	0.08%
Ordinary Resolution Number 8.7: Re-election of a member of the SESC: RP Menell	96.50%	3.50%	2,419,538,824	85.48%	0.08%
Ordinary Resolution Number 9: Approval for the issue of authorised but unissued ordinary shares	96.83%	3.17%	2,419,847,300	85.49%	0.07%
Ordinary Resolution Number 10: Approval for the issuing of equity securities for cash	96.54%	3.46%	2,419,886,380	85.49%	0.07%
Ordinary Resolution Number 11: Acquisition of the Company's own shares and American depositary shares	77.48%	22.52%	2,419,202,598	85.47%	0.10%
Ordinary Resolution Number 12: Advisory endorsement of the Company's remuneration policy (3)	97.31%	2.69%	2,418,790,577	85.45%	0.11%
Ordinary Resolution Number 13: Advisory endorsement of the Company's remuneration implementation report (3)	97.06%	2.94%	2,418,869,897	85.46%	0.11%
Special Resolution Number 1: Approval for the annual retainer fees of non-executive directors resident in Africa	98.57%	1.43%	2,419,012,426	85.46%	0.10%
Special Resolution Number 2: Approval for the annual retainer fees of non-executive directors resident outside of Africa	98.13%	1.87%	2,419,015,486	85.46%	0.10%
Special Resolution Number 3: Approval for the Company to grant financial assistance in terms of sections 44 and 45 of the Act	79.57%	20.43%	2,418,610,454	85.45%	0.12%

Notes:

(1) The shares voted disclosed as a percentage in relation to the total number of shares voted at the meeting.

(2) The shares voted or abstained are disclosed as a percentage in relation to the total issued share capital.

(3) Notification was received on 22 May 2026 that the Companies Act amendments, relating to remuneration disclosure and approval requirements, came into force with immediate effect. The Sibanye-Stillwater notice of AGM and remuneration report were circulated to shareholders on 24 April 2026 and the remuneration resolutions were therefore proposed as non-binding resolutions. The AGM must be conducted in accordance with the law prevailing at the time of distribution of the Notice on AGM and, hence, the resolutions are put to shareholders as set out in the Notice. Sibanye-Stillwater is taking legal advice in respect of the basis for future implementation of, and full compliance with, the amendments to the Companies Act.

About Sibanye-Stillwater

Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.